Exhibit 99.1

GERDAU
Shape the future

Rock in Rio
Rock in Rio

GERDAU S.A.

# QUARTERLY RESULTS

# 3Q22

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RI.GERDAU.COM

São Paulo, November 9, 2022 – Gerdau S.A. (B3: GGBR / NYSE: GGB): announces its results for the third quarter of 2022. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

EBITDA OF R$ 5.4

BILLION IN QUARTER

REAFFIRMS GERDAU'S

CONTINUED DELIVERY

OF STRONG RESULTS

HIGHLIGHTS IN PERIOD

QUARTERLY RESULTS - 3Q22

■	Adjusted EBITDA of R$ 17.9 billion in the first nine months of the year, up 3.7% vs. 9M21.

■	Adjusted Net Income of R$ 10.3 billion in 9M22, in line with the results of the same period last year (-1.3% vs. 9M21).

■	Net Debt/EBITDA of 0.16 times, the Company's lowest leverage ratio ever.

■	Strong free cash generation of R$ 9.3 billion in 9M22 (+51% vs. 9M21).

■	Capex of R$ 1 billion in the quarter, allocated mainly to technological updating and technical demands from clients.

■	In the North America BD, EBITDA in the quarter was R$ 2.6 billion, up 36.3% from the same period of 2021.

■	R$ 3,6 billion will be distributed as dividends and interest on equity (R$ 2.15 per share), as of December 14th, 2022.

■	As of October 24th, 2022, the Company had acquired 44,564,000 preferred shares (GGBR4) at an average price of R$ 24.08, corresponding to 81.0% of the repurchase program carried out to date.

■	Renewal of global credit facility in the amount up to US$ 875 million, maturing in 5 years, which increases the liquidity available for the group's companies.

■	Gerdau Next and Empresas Randon completed the formation of the Joint Venture Addiante to provide truck and equipment leasing services

■	Launch of new digital platform “Gerdau Mais” for clients, accelerating Gerdau's digital transformation journey.

Gerdau Next and SpaceTime Labs partner to launch Ubiratã, integrating leaders with deep knowledge in industrial value chains (Gerdau) and in machine learning, computer vision and robotics and autonomous systems (SpaceTime Labs)

MAIN
INDICATORS

CONSOLIDATED	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Shipments of steel (1,000 tonnes)	2,930	3,245	-9.7%	3,253	-9.9%	9,230	9,557	-3.4%
Net Sales[1] (R$ million)	21,149	22,968	-7.9%	21,317	-0.8%	64,448	56,790	13.5%
Adjusted EBITDA[23] (R$ million)	5,369	6,680	-19.6%	7,023	-23.6%	17,878	17,238	3.7%
Adjusted EBITDA Margin[23] (%)	25.4%	29.1%	-3.7 p.p	32.9%	-7.6 p.p	27.7%	30.4%	-2.6 p.p
Adjusted Net Income[3] (R$ million)	3,022	4,298	-29.7%	5,594	-33.7%	10,261	11,999	-1.3%
Adjusted Net Margin[3] (%)	14.3%	18.7%	4.4 p.p	26.2%	-7.1 p.p	15.9%	21.1%	-2.4 p.p
Gross Debt (R$ million)	12,856	12,445	3.3%	17,091	-24.8%	12,856	17,091	-24.8%
Net Debt/EBITDANet Debt/EBITDA	0,16x	0,18x	-0,02x	0,65x	-0,47x	0,16x	0,65x	-0,47x
CAPEX (R$ million)	1,056	959	10.1%	810	30.3%	2,608	1,811	44.0%
Free Cash Flow (R$ million)	3,093	3,218	-3.9%	3,843	19.5%	9,334	6,186	50.9%

1. Includes iron ore sales. 2. Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

This content is Public.

MESSAGE FROM
MANAGEMENT

We reached the end of the third quarter with many achievements and challenges surpassed. The global scenario was marked by mounting inflationary, increasing the risk of recession and concerns about global economic growth. According to the Worldsteel Association (WSA), global crude steel production in the quarter fell 2.5% in relation to the same period of 2021, explained by effects from the conflict between Russia and Ukraine and the slowdown in the Chinese market resulting from the restrictions imposed by the “Zero Covid” policy.

In Brazil, projects in the basic sanitation, oil and gas, rail and energy sectors, especially renewables, continued to grow. The construction sector continued to register strong growth, although with some signs of slowdown. Despite a scenario of high interest rates, demand in all product lines remained strong, with a slight increase in shipments in the domestic market and contraction in exports in relation to the previous quarter, influenced by price pressures in international markets.

North America also continued to register robust demand, with favorable margins and positive indicators, such as ISM and ABI, despite the lower shipments in the quarter due to the scenario of inflation and potential recession. We continue to accelerate our digital transformation by enhancing client services and mitigating future impacts given the market expectations a downturn in demand.

The quarter also marked the conclusion of important investments in the Special Steel BD: (i) the new continuous casting line in Pindamonhangaba that will take mill safety, competitiveness and quality to a whole new level; and (ii) the new spheroidization furnace at the Charqueadas Mill, which enable Gerdau to meet the growing demand for materials with more rigorous specifications.

Despite cost pressures and the tough comparison base with strong volumes in the prior-year period, the third quarter reaffirmed Gerdau's continued delivery of solid operating and financial results. The lower prices practiced in the international market and higher input costs led to lower EBITDA in the quarter, with adjusted EBITDA of R$ 5.4 billion and margin of 25.4%. In 9M22, adjusted EBITDA came to R$ 17.9 billion, representing a new record and 3.7% increase on 9M21, confirming the continued strong demand in the sector which, combined with the capacity of teams to capture market opportunities, reaffirms the new level of results being delivered by the Company. Adjusted net income was R$ 3.0 billion in the quarter, down 29.7% in relation to 2Q22, but bringing net income in the first nine months of the year to R$ 10.3 billion, in line with the record results obtained in the same period last year.

As part of our sustainability agenda, this quarter we obtained certification for Gerdau Summit as a B Company. Gerdau Summit (joint venture with the Japan-based companies Sumitomo Corporation and Japan Steel Works that supplies rolling mill rolls and wind power generation parts) is now the world's first steel entity to be named a B company. The certification attests to Gerdau’s commitment to the B Movement Builders program and to the ambition to certify all our operations, which are located in nine countries, by 2025.

Another highlight was Rock in Rio, in September. Gerdau was the official steel of the music festival, reaffirming its position as Latin America's largest ferrous scrap retailer. In an innovative partnership, Gerdau and Rock in Rio transformed the World Stage (the biggest of all editions) into a symbol of sustainability and paid homage to the one million recyclable material collectors that work every day in Brazil. With height of 30 meters, or a ten-floor building, 200 tonnes of steel, enough to make 200 cars, and 104 meters long, or two Olympic-size swimming pools, the World Stage structure was made 100% from recyclable steel, reinforcing important concepts in innovation, sustainability, circularity, inclusion and a commitment to everyone's future.

Given this vision of future, since 2019, Gerdau has a research and development team with skills to pursue alternatives for the disposal of solid waste produced by its mills, based on the circular economy and sustainability principles. The initiative's co-products help to preserve natural resources, save energy and reduce the disposal of polluting materials, by reintroducing then into the production cycle instead of disposing of them.

In early September, Gerdau and Empresas Randon, a manufacturer of semi-trailers and brake and suspension systems, announced a joint venture to offer truck semi-trailers and other products related to the transport and handling of cargo. Having met all the conditions precedent, last Thursday, November 03, the documents that formalize the constitution of the new company were signed, allowing the start of Addiante's activities. The new company will receive initial investment of R$ 250 million by 2024, with each partner holding a 50% interest.

Moreover, at the end of the quarter, we signed a binding agreement for the Ubiratã Joint Venture, with a total investment of around R$ 50 million and interest ofinterests 50% for both Gerdau Next and Spacetime. The new company's purpose is to develop Digital Twins, Horizontal Optimization and Early Warning Systems platforms and solutions that use machine learning and autonomous robotic systems to transform basic industries. The new company aims to optimize the volume of recycled products by using scrap and hyper-productivity applied to materials, energy and supply chain processes to attain significant reductions in emissions and costs.

Confirming once again Gerdau's capacity to innovate, we were recognized as leaders in the Steel, Mining and Metal segment in the Best and Biggest 2022 ranking of Exame ranking, and also were named Best Company in the Excellence in Communication category of the 13th Steelie Awards 2022 sponsored by the World Steel Association.

Last, but not least, to ensure an easier way of relating to, interacting with and improving the experience with the brand, Gerdau launched a new digital platform for our clients: Gerdau Mais. The initiative is yet another step on the Company's digital transformation journey to promote excellence in its services.

We thank our employees, clients, suppliers, partners and shareholders for their trust and the Board of Directors for its solid guidance and unanimous support for our way of building the Company's history and value creation.

THE MANAGEMENT

CONSOLIDATED RESULTS
OPERATIONAL PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Volumes (1,000 tonnes)
Crude steel production	2,965	3,429	-13.5%	3,416	-13.2%	9,800	10,015	-2.1%
Shipments of steel	2,930	3,245	-9.7%	3,253	-9.9%	9,230	9,557	-3.4%

In 3Q22 and 9M22, the reduction in crude steel production followed the downtrend in shipments in the periods. In 3Q22, crude steel production came to 3 million tonnes, 13.5% lower than in 2Q22 and 13.2% lower than in 3Q21. In 9M22, crude steel production was 9.8 million tonnes, down 2.1% from the same period last year, demonstrating the resilience of the sectors served by the Company during the year, mainly construction, industrial and automotive, the latter experiencing a gradual recovery.

Shipments came to 2.9 million tonnes, decreasing 9.7% and 9.9% in the quarterly and yearly comparison, respectively. In the first nine months of the year, shipments totaled 9.2 million tonnes, down 3.4% on the same period last year.

As a result, capacity utilization stood at 72% in the quarter.

FINANCIAL PERFORMANCE

NET SALES

In 3Q22, net sales came to R$ 21.2 billion, down 7.9% from 2Q22, explained by the lower shipments in the period. Compared to 3Q21, net sales decreased slightly by 0.8%, reflecting mainly the resilient demand in long and flat steel in Brazil's domestic market.

GROSS PROFIT

Given the Russia-Ukraine conflict and supply constraints, inflationary pressures on input costs continued, although market prices already are showing signs of inflection.

However, although input prices have been declining in recent months, the variation in costs is not immediate and takes around 120 days (coal) and 50 days (scrap) to influence the Company's production cost.

CONSOLIDATED	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
Net Sales	21,149	22,968	-7.9%	21,317	-0.8%	64,448	56,790	13.5%
Cost of Goods Sold	(16,411)	(17,065)	-3.8%	(14,898)	10.2%	(48,625)	(41,160)	18.1%
Gross Profit	4,738	5,904	-19.8%	6,419	-26.2%	15,823	15,630	1.2%
Gross Margin	22.4%	25.7%	-3.3 p.p	30.1%	-7.7 p.p	24.6%	27.5%	-3.0 p.p

Accordingly, cost of goods sold decreased 3.8% between 2Q22 and 3Q22. Compared to 3Q21, cost of goods sold increased 10.2%, explained by higher costs with energy and reducing agents, such as coal (+118%), coke (+94%) and natural gas (+39%), and by the 19% increase in metal alloy costs, especially in the North America and Special Steel operations.

As a result of higher costs associated with volumes, gross profit was R$ 4.7 billion in 3Q22, decreasing 19.8% and 26.2% from 2Q22 and 3Q21, respectively. However, in 9M22, gross profit was R$ 15.8 billion, slightly higher than the result in the same period last year.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to R$ 555 million in 3Q22, increasing 7.5% from 2Q22 and 5.2% from 3Q21. However, as a ratio of net sales in the periods, SG&A expenses increased only by 0.4 p.p. and 0.1 p.p., respectively, which attests to the Company's efforts to keeping expenses at healthy levels.

CONSOLIDATED	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
SG&A	(555)	(516)	7.5%	(527)	5.2%	(1,565)	(1,473)	6.3%
Selling expenses	(184)	(178)	3.1%	(188)	-2.1%	(530)	(512)	3.6%
General and admininstrative expenses	(371)	(338)	9.8%	(340)	9.3%	(1,035)	(961)	7.7%
%SG&A/Net Sales	2.6%	2.2%	0.4 p.p	2.5%	0.1 p.p	2.4%	2.6%	-0.2 p.p

EBITDA & EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Net Income	3,022	4,298	-29.7%	5,594	-46.0%	10,261	11,999	-14.5%
Net financial result	530	361	46.8%	(78)	-	1,395	135	931.1%
Provision for income and social contribution taxes	910	1,131	-19.5%	1,872	-51.4%	3,611	4,375	-17.5%
Depreciation and amortization	738	701	5.2%	673	9.6%	2,098	1,952	7.5%
EBITDA - CVM Instruction¹	5,200	6,492	-19.9%	8,061	-35.5%	17,364	18,461	-5.9%
Equity in earnings of unconsolidated companies	(281)	(387)	27.2%	(271)	3.9%	(977)	(657)	48.8%
Proportional EBITDA of associated companies and jointly controlled entities	457	573	20.3%	405	12.7%	1,495	994	50.4%
Losses due to non-recoverability of financial assets	-6	2	-	1	-	-5	6	-
Non-recurring items	-	-	-	(1,174)	-	-	(1,567)	-
Credit recovery / Provisions	-	-	-	(1,174)	-	-	(1,567)	-
Adjusted EBITDA²	5,369	6,680	-19.6%	7,023	-23.6%	17,878	17,238	3.7%
Adjusted EBITDA Margin	25.4%	29.1%	-3.7 p.p	32.9%	-7.6 p.p	27.7%	30.4%	-2.6 p.p

1 – Non-accounting measure calculated in accordance with CVM Instruction 156 of June 23, 2022.
2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

(a)          Amounts presented in "Equity income (loss)" line in Note 23 of the Company's Financial Statements.

(b)          Amounts composed by the lines “Proportional operating income before financial result and taxes of associated companies and jointly controlled entities” and “Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 23 of Company's Financial Statements.

(c)          Amounts presented in "Losses due to non-recoverability of financial assets" line in Note 23 of Company's Financial Statements.

(d)          Amounts composed of “Recovery of mandatory loans - Eletrobras” and “Recovery of tax credits and provisions” lines of Note 23 in Company's Financial Statements.

In 3Q22, adjusted EBITDA was R$ 5.4 billion, contracting 19.6% from the prior quarter, with margin of 25.4% (-3.7 p.p. vs. 2Q22). In 9M22, adjusted EBITDA came to R$ 17.9 billion, representing a new record and 3.7% increase on 9M21, confirming the continued strong demand in the sector which, combined with the capacity of teams to capture market opportunities, reaffirms the new level of results being delivered by the Company.

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ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Financial Result	(530)	(361)	46.8%	78	-	(1,395)	(135)	931.1%
Financial income	159	141	13.0%	56	181.7%	388	162	139.6%
Financial expenses	(388)	(400)	-3.1%	(354)	9.5%	(1,149)	(1,012)	13.6%
Exchange variation (1)	(2)	151	-	104	-	28	143	-80.7%
Exchange variation (other currencies)	(313)	(198)	-58.1%	(71)	-	(631)	(237)	-166.2%
Inflation adjustment on tax credits (2)	-	-	-	326	-	-	463	-
Bond repurchase expenses	-	(51)	-	-	-	(51)	-	-
Gains on financial instruments, net	14	(4)	-	16	-14.4%	21	20	5.0%

(1) Includes portion of net investment hedge

(2) Non-recurring

The financial result was negative R$ 530 million in 3Q22, increasing 46.8% in relation to the previous year, mainly due to the variation in the USD exchange rate in the period, which increased from R$ 5.24 in June to R$ 5.41 in September. Year on year, the significant variations were mainly due to the non-recurring effects from inflation adjustment on tax credits in the periods and exchange rate variation.

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ADJUSTED NET INCOME

Adjusted Net Income was R$ 3.0 billion in the quarter, decreasing 29.7% in relation to 2Q22 and 33.7% in relation to 3Q21, reflecting mainly the lower shipments, higher costs and exchange rate variations in the period, as mentioned above. However, despite the lower result this quarter, Adjusted Net Income in the first nine months of the year was R$ 10.3 billion, remaining in line with results of the same period last year.

CONSOLIDATED (R$ million)	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Operating Income before Financial Result and Taxes¹	4,463	5,791	-22.9%	7,389	-39.6%	15,267	16,509	-7.5%
Financial Result	(530)	(361)	46.8%	78	-	(1,395)	(135)	931.1%
Income before Taxes¹	3,932	5,430	-27.6%	7,467	-47.3%	13,872	16,374	-15.3%
Income and social contribution taxes	(910)	(1,131)	-19.5%	(1,873)	-51.4%	(3,611)	(4,375)	-17.5%
Exchange variation including net investment hedge	58	169	-65.7%	7	728.6%	(119)	(9)	1222.2%
Other lines	(968)	(1,012)	-4.4%	(1,414)	-31.5%	(3,204)	(3,610)	-11.2%
Non-recurring items	-	(288)	-	'	-	(288)	(757)	-61.9%
Consolidated Net Income¹	3,022	4,298	-29.7%	5,594	-46.0%	10,261	11,999	-14.5%
Non-recurring items	-	-	-	(1,034)	-	-	(1,599)	-
Credit recovery / Provisions	-	-	-	(1,499)	-	-	(2,355)	-
Income tax and social contribution - non-recurring items	-	-	-	465	-	-	756	-
Consolidated Adjusted Net Income ²	3,022	4,298	-29.7%	4,560	-33.7%	10,261	10,400	-1.3%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)

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CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	3Q22	2Q22	∆	3Q21	∆
Short Term	3,886	3,550	9.5%	747	420.2%
Long Term	8,970	8,895	0.8%	16,374	-45.2%
Gross Debt	12,856	12,445	3.3%	17,121	-24.9%
Gross Debt / Total Capitalization ¹	20.0%	20.0%	-	29.0%	-9.0 p.p
Cash, cash equivalents and short-term investments	8,590	7,755	10.8%	8,431	1.9%
Net Debt	4,266	4,690	-9.0%	8,690	-50.9%
Net Debt ² (R$) / EBITDA ³ (R$)	0,16x	0,18x	-0,02x	0,41x	-0,25x

1	Total capitalization = shareholders' equity + gross debt – interest on debt.

2	Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3	Adjusted EBITDA in the last 12 months.

The Company maintains its long deb maturity profile, with 70% of its liabilities coming due in the long term. At the end of the quarter, gross debt stood at R$ 12.9 billion, stable sequentially and down 25% on 3Q21.

The cash position ended the quarter at R$ 8.6 billion, resulting in Net Debt of R$ 4.3 billion and a Net Debt/EBITDA ratio of 0.16x. Compared to prior periods, the lower net debt/EBITDA ratio is explained by higher cash generation, liability management actions and robust EBITDA generation in 3Q22.

INDEBTEDNESS (R$ BILLION) & LEVERAGE RATIO

The weighted average nominal cost of gross debt was 7.79% p.a. and the average debt term of 7.7 years attests to a debt maturity schedule that is well balanced and well distributed over the coming years. Another important liability management action in the quarter was the renewal of global credit facility of up to US$ 875 million.

(1) Global Revolving Credit Facility

INVESTMENTS

Capital expenditures amounted to R$ 1,056 million in 3Q22, with R$ 654 million allocated to Maintenance and R$ 402 million to Technological Expansion and Updating. Of the amount invested in the quarter, 58% was allocated to the Brazil BD, 23% to the North America BD, 15% to the Special Steel BD and 4% to the South America BD. Of the total capex in 3Q22, R$ 190 million represented investments in implementing technologies to improve the environmental control and performance of existing facilities.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants. Meanwhile, Expansion and Technological Updating investments include expanding forestry assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

Gerdau S.A. has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan will be directly related to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

CAPEX PER BD - 3Q22

MAIN PROJECTS APPROVED AND UNDER STUDY

BRAZIL BD

■	Ore processing capacity in Minas Gerais

■	Increase in the forest base in Minas Gerais

■	Expansion of the hot rolled rolling mill in Ouro Branco

■	Expansion of the Ouro Branco profile rolling mill

SPECIAL STEEL BD

■	New Charqueadas peeling line

■	Monroe Laminator Upgrade

NORTH AMERICA BD

■	Expansion of the Whitby steel plant

■	Jackson's product mix expansion

■	Phase 1 – Midlothian expansion program

SOUTH AMERICA BD

■	Expansion of the Peru rolling mill

■	Increased capacity, reduced costs, improved occupational safety

FREE CASH FLOW

Free cash flow in 3Q22 was positive R$ 3.1 billion, which marks the tenth straight quarter in which the Company has delivered positive free cash flow. The result reflects the significant contribution from EBITDA and from the disciplined allocation of capital to investments and to working capital. As a result, and combined with the gradual reduction in debt, 48% of EBITDA in the quarter was converted into free cash flow.

WORKING CAPITAL & CASH CONVERSION CYCLE

The cash conversion cycle (working capital divided by daily net sales in the quarter) increased from 64 days in 2Q22 to 70 days in 3Q22, due to natural variations in demand and the lower net sales in the period.

In 3Q22, working capital was R$ 16.4 billion, up 10.8% from 3Q21, due to the increase in suppliers of R$ 2 billion, with a longer payment term and higher inventory costs in the period.

RETURN ON CAPITAL EMPLOYED (ROCE)

The methodology used to calculate ROCE considers the division of Profit before Interest and Taxes, of EBIT, by Capital Invested in the business.

The variation in the Company’s efficiency, measured by ROCE in the last 12 months (as of September 2022), reflects the Company’s efficiency gains and higher value creation, with return exceeding its cost of capital.

*Average in last 12 months

GOVERNANCE & CAPITAL MARKETS

DIVIDENDS

On November 8, 2022, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$ 2,878 million (R$ 1.73 per share) and interest on equity in the amount of R$ 699 million (R$ 0.42 per share). Payment will be made as from December 14, 2022, based on shareholders of record on November 21, 2022, with the ex-dividend date November 22, 2022.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. This flexibility, including in the regularity of distributions, enables the Company to deliver value for shareholders in different scenarios.

SHARE BUYBACK PROGRAM

On May 5, 2022, Gerdau S.A. announced that the Board of Directors approved a share buyback program for the acquisition of up to 55,000,000 preferred shares, representing approximately 5% of the preferred shares (GGBR4) and/or ADRs backed by the preferred shares (GGB) forming the free-float, with maximum duration of 18 months.

As of October 24, 2022, the Company acquired 44,564,000 preferred shares at an average price of R$ 24.08, corresponding to 81.0% of the share buyback program.

Return to Shareholders

Adjusted net profit (R$ million)	Distributed dividends (R$ million)	Buyback (R$ million)	Payout (1)

(*) Last 12 months

PERFORMANCE
BY BUSINESS
DIVISION (BD)

Gerdau presents its results in four Business Divisions

(BD).

Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

NORTH AMERICA BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico;

SPECIAL STEEL BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil;

SOUTH AMERICA BD – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Volumes (1,000 tonnes)
Crude steel production	1,281	1,576	-18.7%	1,642	-22.0%	4,383	4,593	-4.6%
Total shipments	1,331	1,529	-12.9%	1,547	-14.0%	4,244	4,307	-1.5%
Domestic Market	1,205	1,186	1.6%	1,359	-11.4%	3,476	3,957	-12.2%
Exports	126	343	-63.1%	188	-32.9%	768	350	119.5%
Shipments of long steel	869	1,061	-18.1%	1,117	-22.2%	2,882	3,058	-5.7%
Domestic Market	747	745	0.3%	933	-19.9%	2,157	2,736	-21.2%
Exports	121	315	-61.6%	184	-34.1%	725	321	125.5%
Shipments of flat steel	462	468	-1.2%	430	7.4%	1,361	1,250	8.9%
Domestic Market	457	441	3.7%	426	7.3%	1,318	1,221	7.9%
Exports	5	27	-81.3%	4	17.1%	43	28	52.1%

Crude steel production at the Brazil BD came to 1.3 million tonnes in 3Q22, decreasing 18.7% in relation to 2Q22. Compared to 3Q12, production decreased by 22.0%.

Total shipments in 3Q22 decreased 12.9% on the previous quarter and 14.0% compared to 3Q21. Shipments to the domestic market, driven by the construction and industry sectors, grew slightly in relation to 2Q22. Compared to the same period last year, shipments fell 11.4%, reflecting the less resilient demand. Export shipments decreased 63.1% in relation to 2Q22, due to unfavorable international prices. In relation to 3Q21, exports declined 32.9%.

Therefore, despite the scenario of high interest rates, the domestic market showed strong demand in the sectors served by the Company, reaffirming the more optimistic outlook for the coming periods.

The construction sector continued to register robust growth, with a record number of construction sites and new jobs created. As a result, our fabricated rebars portfolio remained robust, with strong demand in both the high- and medium-income segments as well as in low-income housing. Real estate inventories remain at healthy levels, despite the reduction in launches, supported by a strong foundation of six years of continuous growth. The manufacturing sector continues to benefit from steel demand from the machinery and equipment, energy, yellow line and green line segments, the latter two driven by favorable exchange rates for exports.

Therefore, although the third quarter registered lower export shipments due to poorer conditions in the international market, export shipments in 9M22 were as high as in the same period last year. Exports in 3Q22 accounted for around 9.5% of total shipments, decreasing 13 p.p. and 3 p.p. in relation to 2Q22 and 3Q21, respectively, resulting in the lower shipments in the quarter. In 9M22, the Brazil BD more than doubled its export shipments in relation to 9M21.

Regarding the product mix, domestic sales benefitted mainly from higher shipments in the long steel segment and by shipments of flat products. Shipments in the export market were influenced mainly by demand for products in the long steel segment, especially the reinforced concrete line. In 3Q22, 316,000 tonnes of iron ore were sold to third parties and 715,000 tonnes were consumed internally.

OPERATING RESULT

BRAZIL BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
Net Sales¹	8,484	9,588	-11.5%	10,060	-15.7%	26,094	25,883	0.8%
Domestic Market	7,856	8,097	-3.0%	9,246	-15.0%	22,815	24,461	-6.7%
Exports	628	1,491	-57.9%	814	-22.8%	3,279	1,422	130.5%
Cost of Goods Sold	(7,101)	(7,481)	-5.1%	(6,221)	14.1%	(20,808)	(16,149)	28.8%
Gross Profit	1,383	2,107	-34.4%	3,839	-64.0%	5,286	9,734	-45.7%
Gross Margin (%)	16.3%	22.0%	-5.7 p.p	38.2%	-21.9 p.p	20.3%	37.6%	-17.4 p.p
Adjusted EBITDA²	1,563	2,288	-31.7%	4,005	-61.0%	5,802	10,176	-43.0%
Adjusted EBITDA Margin (%)	18.4%	23.9%	-5.5 p.p	39.8%	-21.4 p.p	22.2%	39.3%	-17.1 p.p

1 – Includes iron ore sales.

2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

Net sales in 3Q22 were R$ 8.5 billion, down 11.5% from 2Q22 and 15.7% from the prior-year quarter, explained mainly by lower shipments to the export markets mentioned above. In 9M22, net sales remained in line with the previous year, at R$ 26.1 billion.

Cost of goods sold decreased 5.1% in relation to 2Q22, due to lower shipments. Meanwhile, the increase in COGs is explained mainly by higher costs for energy and reducing agents, especially coal, coke and natural gas.

In view of the above, gross profit in 3Q22 was R$ 1.4 billion, down 34.4% on the prior year and 64.0% on 3Q21.

The Brazil BD registered Adjusted EBITDA of R$ 1.6 billion in the quarter and R$ 5.8 billion in 9M22. Comparisons in the above table were affected by the strong comparison base of prior-year periods, which registered record-high EBITDA.

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Volumes (1,000 tonnes)
Crude steel production	1,127	1,145	1.6%	1,229	-8.3%	3,485	3,749	-7.1%
Shipments of steel	988	1,121	-11.8%	1,131	-12.6%	3,204	3,397	-5.7%

In 3Q22, steel production was 1.1 million tonnes, in line with 2Q22 and down 8.3% in relation to 3Q21. In 9M22, steel production was 3.5 million tonnes, down 7.1% in relation to 9M21. Steel shipments were 988,000 tonnes, decreasing 11.8% and 12.6% in relation to 2Q22 and 3Q21, respectively. In 9M22, steel shipments came to 3.2 million tonnes, 5.7% lower than in 9M22.

Although production and shipments remained at strong levels, the lower results in the periods indicate higher risk aversion in the market due to a potential economic recession in the country. We continue to operate at high production levels to meet demand from the non-residential, industrial and distribution markets, which remain resilient.

OPERATING RESULT

NORTH AMERICA BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
Net Sales	7,832	8,573	-8.6%	7,445	5.2%	24,627	19,945	23.5%
Cost of Goods Sold	(5,608)	(6,121)	-8.4%	(5,786)	-3.1%	(17,585)	(16,358)	7.5%
Gross Profit	2,224	2,451	-9.3%	1,658	34.1%	7,042	3,586	96.4%
Gross Margin (%)	28.4%	28.6%	-0.2 p.p	22.3%	6.1 p.p	28.6%	18.0%	10.6 p.p
EBITDA[1]	2,579	2,836	-9.1%	1,892	36.3%	8,127	4,087	98.8%
EBITDA Margin (%)	32.9%	33.1%	-0.2 p.p	25.4%	7.5 p.p	33.0%	20.5%	12.5 p.p

1 - Non-accounting measure reconciled with information presented in the Company’s Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

Net sales came to R$ 7.8 billion in 3Q22, which represents a reduction of 8.6% from 2Q22, reflecting the lower shipments, and an increase 5.2% from 3Q21, reflecting stabilization of the metals spread at high levels and the increase in net sales per tonne. In 9M22, net sales were R$ 24.6 billion, up 23.5% year over year, also influenced by the wider metals spread and increase in net sales per ton.

The decline in cost of goods sold in 3Q22 was mainly influenced by the lower volume and lower costs, especially for metals. Energy costs, however, increased in the period.

Gross profit came to R$ 2.2 billion in the quarter, 9.3% lower than in 2Q22 and 34.1% higher than in 3Q21. The results reflect not only the reasons mentioned above, but also production levels and current demand in the countries where we operate. In 9M22, gross profit grew two-fold from 9M21, supported by the growth in net sales sharply outpacing the increase in cost of goods sold.

Adjusted EBITDA was R$ 2.6 billion, the best result for a third quarter ever. In 3Q22, adjusted EBITDA margin was 32.9%, representing contraction of 0.2 p.p. from 2Q22 and expansion of 7.5 p.p. on the same period last year, with the result reflecting the market’s favorable market and the Company’s ongoing strategy of segmentation and cost control. In 9M22, adjusted EBITDA was R$ 8.1 billion, practically doubling the result of the same period last year, with margin of 33.0%, expanding 12.5 p.p. from 9M21.

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Volumes (1,000 tonnes)
Crude steel production	383	507	-24.4%	386	-0.7%	1,384	1,227	12.7%
Shipments of steel	403	435	-7.4%	408	-1.4%	1,256	1,251	0.4%

In the quarter, special steel production came to 383,000 tonnes, decreasing 24.4% in relation to 2Q22, but in line with the prior-year period. Steel shipments totaled 403,000 tonnes, decreasing 7.4% and 1.4% in relation to 2Q22 and 3Q21, respectively. Demand in the quarter was adversely affected inventory adjustments at some clients. In 9M22, steel production was 1.4 million tonnes, up 12.7% on 9M21, with shipments in line with the same period last year. The results reinforce the outlook for growth and gradual recovery in operations this year.

Light vehicle sales volume recovered, but remained below recent periods, while the heavy vehicle and oil and gas segments registered a good performance, driven by fuel prices in the international market.

OPERATING RESULT

SPECIAL STEEL BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
Net Sales	3,477	3,657	-4.9%	2,871	21.1%	10,353	7,951	30.2%
Cost of Goods Sold	(2,917)	(2,808)	3.9%	(2,405)	21.3%	(8,326)	(6,793)	22.6%
Gross Profit	560	849	-34.1%	466	20.2%	2,027	1,158	75.0%
Gross Margin (%)	16.1%	23.2%	-7.1 p.p	16.2%	-0.1 p.p	19.6%	14.6%	5.0 p.p
EBITDA[1]	631	928	-32.0%	539	17.1%	2,251	1,443	56.0%
EBITDA Margin (%)	18.2%	25.4%	-7.2 p.p	18.8%	-0.6 p.p	21.7%	18.2%	3.6 p.p
1 - Non-accounting measure reconciled with information presented in the Company’s Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In the quarter, net sales were R$ 3.5 billion (-4.9% vs. 2Q22 and +21.1% vs 3Q21). Meanwhile, gross profit was R$ 560 million (-34.1% vs. 2Q22 and +20.2% vs. 3Q21). The results were mainly influenced by the imposition of a surcharge (mechanism used to adjust raw materials prices) in the North America Special Steel operation due to the variation in scrap prices during the periods.

The operation’s adjusted EBITDA accompanied the performance of gross profit, decreasing 32.0% sequentially and increasing 17.1% year over year. In 9M22, adjusted EBITDA was R$ 2.3 billion (+56.0% vs. 9M21) with adjusted EBITDA margin of 21.7% (+3.6 p.p. vs. 9M21).

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Volumes (1,000 tonnes)
Crude steel production	175	201	-13.4%	160	9.4%	548	447	22.6%
Shipments of steel	297	292	1.7%	318	-6.4%	922	882	4.5%

Crude steel production at the South America BD was 175,000 tonnes in the quarter, down 13.4% from 2Q22 and up 9.4% on the same quarter last year. Steel shipments in the quarter were stable in relation to 2Q22, driven basically by higher sales volume to Peru’s construction sector, combined with the sector’s resilient volumes in Argentina. In relation to the prior year, shipments in the third quarter decreased by 6.4%, reflecting slightly weaker demand in all countries of the operation.

In the first nine months of the year, 548,000 tonnes of steel were produced, 22.6% more than in 9M21, and 922,000 tonnes of steel were sold in the same period, or 4.5% higher year over year.

OPERATING RESULT

SOUTH AMERICA BD	3Q22	2Q22	∆	3Q21	∆	9M22	9M21	∆
Results (R$ million)
Net Sales	1,972	1,894	4.1%	1,860	6.0%	5,619	4,617	21.7%
Cost of Goods Sold	(1,511)	(1,375)	10.0%	(1,438)	5.1%	(4,291)	(3,502)	22.5%
Gross Profit	461	519	-11.3%	423	9.0%	1,328	1,115	19.2%
Gross Margin (%)	23.4%	27.4%	-4.1 p.p	22.7%	0.6 p.p	23.6%	24.1%	-0.5 p.p
EBITDA[1]	573	740	-22.6%	602	-4.8%	1,795	1,646	9.0%
EBITDA Margin (%)	29.0%	39.1%	-10.0 p.p	32.4%	-3.3 p.p	31.9%	35.7%	-3.7 p.p

1 - Non-accounting measure reconciled with information presented in the Company’s Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 3Q22, the South America BD delivered net sales of R$ 2.0 billion, representing increases oi 4.1% sequentially and 6.0% year over year. In 9M22, net sales were R$ 5.6 billion, up 21.7% on 9M21.

Cost of goods sold was R$ 1.5 billion, increasing 10.0% and 5.1% in relation to 2Q22 and 3Q21, respectively, reflecting higher raw material prices in the period.

Given the shipments and variation in cost of goods sold, gross profit was R$ 481 million, down 11.3% from 2Q22 and 9.0% from 3Q21. In 9M22, gross profit was R$ 1.3 billion, increasing 19.2% in relation to 9M21.

The BD’s adjusted EBITDA was R$ 573 million, down 22.6% and 4.8% from 2Q22 and 3Q21, respectively. Adjusted EBITDA margin was 29.0% in the quarter and 31.9% in 9M22. Despite reductions due to the reasons cited above, the results were distorted by the tough comparisons bases of periods when the operations registered two of the best four results in its history.

APPENDICES

ASSETS

GERDAU S.A.
BALANCE SHEET

(In thousands of Brazilian reais - R$)	Consolidated
	September 30, 2022	December 31, 2021

CURRENT ASSETS
Cash and cash equivalents	6,185,651	4,160,654
Short-term investments	2,404,480	2,626,212
Trade accounts receivable	6,664,613	5,414,075
Inventories	18,811,541	16,861,488
Tax credits	1,899,913	2,083,885
Income and social contribution taxes recoverable	794,142	804,053
Dividends receivable	5,048	7,671
Fair value of derivatives	22,319	3,246
Other current assets	769,871	679,193
	37,557,578	32,640,477
NON-CURRENT ASSETS
Tax credits	122,349	124,600
Deferred income taxes	2,251,860	2,929,308
Related parties		2,678
Judicial deposits	1,786,976	1,659,379
Other non-current assets	756,244	571,637
Prepaid pension cost	4,942	4,942
Advances for future investment in ownership interest
Advances for future investment in ownership interest
Investments in associates and joint ventures	4,202,481	3,340,775
Goodwill	12,040,474	12,427,527
Lease - right-of-use asset	948,420	861,744
Other intangible assets	436,510	509,760
Property, plant and equipment	19,664,491	18,741,786
	42,214,747	41,174,136
TOTAL ASSETS	79,772,325	73,814,613

LIABILITIES

GERDAU S.A.

BALANCE SHEET

(In thousands of Brazilian reais - R$)	Consolidated
	September 30, 2022	December 31, 2021

CURRENT LIABILITIES
Trade accounts payable	9,109,329	8,017,140
Short-term debt	1,634,057	234,537
Debentures	2,251,621	1,531,956
Taxes payable	706,931	548,173
Income and social contribution taxes payable	393,473	863,136
Payroll and related liabilities	958,250	1,199,143
Lease payable	268,347	275,086
Employee benefits	193	39
Provision for environmental liabilities	274,113	231,711
Fair value of derivatives	4,972	-
Obligations with FIDC	-	45,497
Other current liabilities	1,065,922	1,090,396
	16,667,208	14,036,814
NON-CURRENT LIABILITIES
Loans and financing	8,171,125	10,875,249
Debentures	798,805	1,397,951
Related parties	30,808	24,648
Deferred income taxes	109,130	98,975
Provision for tax, civil and labor liabilities	1,856,351	1,741,026
Provision for environmental liabilities	231,892	343,998
Employee benefits	1,239,732	1,415,151
Lease payable	739,594	643,279
Other non-current liabilities	549,023	421,873
	13,726,460	16,962,150
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(1,066,071)	(152,409)
Capital reserves	11,597	11,597
Profit reserve	17,862,532	17,838,494
Retained earnings	7,703,088	-
Equity valuation adjustment	5,427,830	5,657,419
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	49,188,157	42,604,282

NON-CONTROLLING INTERESTS	190,500	211,367

EQUITY	49,378,657	42,815,649

TOTAL LIABILITIES AND EQUITY	79,772,325	73,814,613

INCOME STATEMENT

GERDAU S.A.

INCOME STATEMENT

(In thousands of Brazilian reais - R$)	Consolidated
	Three-month periods ended		Nine-month periods ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

NET SALES	21,149,232	21,317,057	64,448,165	56,790,157
Cost of goods sold	(16,411,378)	(14,897,908)	(48,625,378)	(41,159,912)
GROSS PROFIT	4,737,854	6,419,149	15,822,787	15,630,245
Selling expenses	(183,818)	(187,782)	(529,944)	(511,596)
General and administrative expenses	(371,254)	(339,687)	(1,035,448)	(961,738)
Other operating income	72,768	117,992	169,289	318,412
Other operating expenses	(80,584)	(282,268)	(141,623)	(401,456)
Tax credits recovery	-	-	-	393,341
Mandatory loans recovery - Eletrobras		1,391,280	-	1,391,280
(Reversal) losses on non-recoverability of financial assets	6,056	(1,038)	4,705	(6,199)
Equity in earnings of unconsolidated companies	281,494	271,119	976,913	657,057
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	4,181,022	7,117,646	14,289,766	15,852,289

Financial income	158,944	56,424	388,360	162,120
Financial expenses	(387,705)	(354,103)	(1,200,114)	(1,011,606)
Exchange rate variations, net	(315,084)	33,197	(603,439)	(94,074)
Inflation adjustment on tax credits	-	326,090	-	788,741
Gains (Losses) on financial instruments, net	13,666	15,971	20,536	19,562

INCOME BEFORE TAXES	(530,179)	77,579	(1,394,657)	(135,257)
Current	(738,435)	(1,614,856)	(3,054,771)	(3,499,424)
Deferred	(171,656)	(257,547)	(556,121)	(875,711)
Income and social contribution taxes	(910,091)	(1,872,403)	(3,610,892)	(4,375,135)

NET INCOME FOR THE PERIOD	(1,440,270)	(1,794,824)	(5,005,549)	(4,510,392)

(-) Mandatory loan recovery - Eletrobras	-	(1,391,280)	-	(1,391,280)
(-) Credit recovery / Provisions	-	(107,571)	-	(963,563)
(-/+) Income tax on non-recurring items	-	465,518	-	756,555
(=) Total non-recurring items	-	(1,033,333)	-	(1,598,288)

ADJUSTED NET INCOME *	(1,440,270)	(2,828,157)	(5,005,549)	(6,108,680)

* Adjusted net income is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by non-recurring events that influenced profit or loss.

CASH FLOW

GERDAU S.A.

CASH FLOW

(In thousands of Brazilian reais - R$)
			Consolidated
	Three-month periods ended		Nine-month periods ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Cash flows from operating activities
Net income for the period	3,022,246	5,593,941	10,261,130	11,998,954
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation and amortization	737,515	672,673	2,097,534	1,952,002
Equity in earnings of unconsolidated companies	(281,494)	(271,119)	(976,913)	(657,057)
Exchange rate variation, net	315,084	(33,197)	603,439	94,074
(Gains) losses on financial instruments, net	(13,666)	(15,971)	(20,536)	(19,562)
Post-employment benefits	63,402	71,534	190,144	195,923
Long-term incentive plans	29,842	16,393	69,257	45,003
Incomeand social contribution taxes	910,091	1,872,403	3,610,892	4,375,135
Loss (Gain) on disposal of property, plant and equipment	34	(5,614)	(18,513)	(3,747)
Losses on non-recoverability of financial assets	(6,056)	1,038	(4,705)	6,199
Provisão (Reversão) de passivos tributários, cíveis, trabalhistas e ambientais, líquido	46,810	29,677	125,201	92,778
Credit recovery, net	-	(1,717,370)	-	(2,573,362)
Interest income on short-term investments	(83,425)	(44,250)	(201,654)	(111,639)
Interest expense on financial debts	282,542	272,458	802,747	705,992
Interest on loans with related parties	110	(1,874)	139	(4,942)
Provision (Reversal) for net realizable value adjustment in inventory, net	14,122	(2,783)	21,677	(6,198)
	5,037,157	6,437,939	16,559,839	16,089,553
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	708,608	(334,506)	(1,206,860)	(2,553,085)
Increase in inventories	(365,496)	(1,383,114)	(2,654,174)	(6,416,980)
(Decrease) Increase in trade accounts payable	(451,038)	(4,401)	1,120,625	1,637,568
Increase in other receivables	(42,883)	(11,275)	(267,975)	(11,421)
(Decrease) Increase in other payables	(140,142)	355,417	(1,172,862)	(703,838)
Receipt of dividends/interest on equity	90,734	6,737	106,464	20,600
Short-term investments	(496,435)	(1,361,927)	(1,797,882)	(2,360,270)
Redemption of short-term investments	123,627	(420,968)	2,197,056	1,059,955
Cash provided by operating activities	4,464,132	3,283,902	12,884,231	6,762,082

Interest paid on loans and financing	(95,675)	(128,614)	(618,656)	(599,055)
Interest paid on leases	(20,205)	(15,644)	(59,509)	(47,735)
Income and social contribution taxes paid	(1,099,930)	(563,574)	(2,780,069)	(1,420,110)
Net cash provided by operating activities	3,248,322	2,576,070	9,425,997	4,695,182

Cash flows from investing activities
Additions to property, plant and equipment	(1,055,914)	(810,355)	(2,607,753)	(1,811,078)
Proceeds from sale of property, plant and equipment, investments and intangible assets, net of deconsolidated cash	1,384	8,314	36,657	22,492
Additions in other intangible assets	(53,903)	(25,527)	(128,337)	(108,022)
Capital increase in joint venture	(26,751)	-	(26,751)	-
Net cash used in investing activities	(1,135,184)	(827,568)	(2,726,184)	(1,896,608)

Cash flows from financing activities
Acquisition of interest in subsidiary	-	-	(46,153)	-
Acqusitions of treasury stocks	(604,001)	-	(916,145)	-
Dividends and interest on capital paid	(1,197,276)	(923,523)	(2,408,191)	(2,059,887)
Proceeds from loans and financing	136,947	294,613	442,527	604,640
Repayment of loans and financing	(180,585)	(160,717)	(1,667,288)	(1,799,751)
Lease payment	(88,702)	(70,633)	(246,112)	(205,259)
Intercompany loans, net	4,525	(34,862)	8,699	15,669
Net cash used in financing activities	(1,929,092)	(895,122)	(4,832,663)	(3,444,588)

Exchange rate variation on cash and cash equivalents	224,852	96,469	157,847	4,887
Increase (Decrease) in cash and cash equivalents	408,898	949,849	2,024,997	(641,127)
Cash and cash equivalents at beginning of period	5,776,753	3,026,228	4,160,654	4,617,204
Cash and cash equivalents at end of period	6,185,651	3,976,077	6,185,651	3,976,077

QUARTERLY RESULTS - 3Q22

WHO WE ARE	LARGEST BRAZILIAN STEEL PRODUCER COMPANY

QUARTERLY RESULTS - 3Q22 In addition, the Company has new business arms, is a leading recycler, has forests and invests in environmental and social projects:

Gerdau Next, holds interests or control of companies engaged in construtech, logistics, metal foundations and construction marketplaces and is a startup accelerator. Created in 2020, Gerdau Next is our business arm dedicated to diversifying Gerdau’s product and service portfolio in segments adjacent to steel that are strategic, profitable and undergoing transformation on paths to sustainability, mobility and productivity in the construction industry.

In connection with the entrepreneurship ecosystem, we have a startup accelerator, Gerdau Next Ventures, with professionals based in Silicon Valley, California (USA), whose mission is to foster shared experiences and partnerships with the region’s innovation ecosystem.

Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the integrated mill of Ouro Branco-MG and sell a portion of the volume produced.

We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes, with 73% of our steel made from the material.

We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais. Of this total, 91,000 hectares are set aside for the conservation of native forests, which is an area larger than the city of São Paulo. Currently, Gerdau is the world’s largest producer of charcoal, which is used as bioreducer to manufacture pig iron.

Aware of our social and environmental responsibility, our investments include contributions to 456 projects in housing, recycling and entrepreneurship education, with around 2,000 volunteer employees.

Shell Brasil Petróleo Ltda. (Shell) and Gerdau signed a binding agreement for the formation of a joint venture, with equal participation of the two companies in the business, for the development, construction and operation of a new solar park in the State of Minas Gerais, to be built in 2023, after the final investment decision is made. Agreement, which still depends on the approval of the conditions precedent, among them the approval of the Brazilian regulatory and competition authorities, which establishes the premises for the joint-venture activity in the generation and long-term contracting for the acquisition of clean energy.

QUARTERLY RESULTS - 3Q22

IR CHANNELS

Investor Relations website:
http://ri.gerdau.com/

IR e-mail:
inform@gerdau.com

- **Rafael Japur**
  Vice-President and Investor Relations Officer
- **Renata Oliva Battiferro**
  IR General Manager
- **Cristiene Baldoino da Costa**
- **Flavia Alves Costa**
- **Gustavo Alves**
- **Rafael Mingone**
- **Sergio Tonidandel Jr.**

PRESS:

Press e-mail:
atendimentogerdau.br@bcw-global.com

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